UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant’s Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

First Half 2007 Page 1 of 12

 Stock Information:

NYSE ADR

Ticker: EDN

Buenos Aires Stock Exchange

Class B Shares

Ticker: EDN

Ratio: 20 Class B = 1 ADR

Investor Relations Contacts:

In Buenos Aires

Ivana Del Rossi
Investor Relations Officer
Tel:  5411.4346.5127

Veronica Gysin
Investor Relations
Tel: 5411.4346.5231

Edenor S.A.
1025 Azopardo Street, 16th Floor
(C1107ADQ) Buenos Aires, Argentina
Fax: 5411.4346.5358

Email: investor@edenor.com

www.edenor.com.ar

In New York

Melanie Carpenter/Maria Barona
i-advize Corporate Communications, Inc.
82 Wall Street, Suite 805
New York, NY 10005
Tel:  212.406.3690
Fax: 212.509.7711
Email: edenor@i-advize.com	EDENOR ANNOUNCES FIRST HALF 2007 RESULTS
Buenos Aires, Argentina, August 9, 2007 – Empresa Distribuidora y Comercializadora Norte S.A. (NYSE: EDN; Buenos Aires Stock Exchange: EDN) (“EDENOR” or “the Company”), Argentina’s largest electricity distributor, today announced its results for the six months ended June 30, 2007 (first half of 2007). All figures are stated in Argentine pesos and have been prepared in accordance with Argentine GAAP. Solely for the convenience of the reader, peso amounts as of and for the six-month period ended June 30, 2007 have been translated into U.S. dollars at the buying rate for U.S. dollars quoted by Banco de la Nación Argentina ("Banco Nación") on June 30, 2007 of Ps. 3.093.
1H07 Highlights
•

Net Sales increased 59.2% to Ps. 1,066.0 million in the first half of 2007, compared to Ps.669.8 million in the first half of 2006, mainly due to the application of the increase in our distribution margin (VAD) from February 1, 2007 and the recording of the retroactive portion of the VAD increase charged to our non-residential customers for the period from November 1, 2005 through January 31, 2007, which totals Ps. 218.6 million. As of June 30, 2007 we had already invoiced Ps. 20.6 million of that amount while Ps. 198.0 million remains unbilled. Excluding the unbilled amount of retroactive portion of the VAD increase, net sales in the first half of 2007 would have been Ps. 868.0 million, representing a 29.6% increase compared to the same period of 2006. This increase is also driven by an increase in the volume of energy sold compared to the first half of 2006.

•

Volume of Energy Sold increased 9.6% to 8,892.3 GWh in the first half of 2007, compared to 8,114.8 GWh in the first half of 2006. This increase was due mainly to a 7.8% increase in average GWh consumption per customer and to a 1.8% increase in the number of customers.

•

Gross Margin increased 117.3% to Ps. 622.7 million in the first half of 2007, compared to Ps. 286.6 million in the same period of 2006. This increase is also largely due to the increase in net sales attributable to the application of the VAD increase and the recording of the retroactive VAD adjustment, as described above. Excluding the unbilled amount of retroactive tariff portion of the VAD increase, our gross margin would have been Ps. 424.7 in the first half of 2007 representing a 48.2% increase when compared with the same period of 2006.

• Net Operating Income increased significantly to Ps. 322.7 million for the six months ended June 30, 2007, compared to Ps. 19.9 million in the same period of 2006. In the first half of 2007, net

First Half 2007 Page 2 of 12

operating income was positively affected by the application of the VAD increase and the recording of the retroactive VAD adjustment (Ps. 218.6 million). Excluding the unbilled amount of retroactive tariff portion of the VAD increase, net operating income for the first half of 2007 would have amounted to Ps. 124.7 million (an increase of 526.6% compared to the first half of 2006).
•

Net Income reached Ps. 114.8 million in the first half of 2007, compared to Ps.404.2 million in the first half of 2006. In the first half of 2007, net income was positively affected by the application of the VAD increase and the recording of the retroactive portion of the VAD increase, which were partially offset by the accounting impact of our net exchange losses (Ps. 11.6 million) related to our debt (which is denominated in US dollars), the adjustment to present value of the retroactive portion of the VAD increase and certain trade receivables (Ps. 36.7 million), the adjustment to present value of our restructured debt (Ps. 27.8 million) and the recording of a non cash tax charge (Ps. 89.9 million) generated by a significant increase in our taxable income, which partially offset our tax loss carry forward allowance booked in 2006. In the first half of 2006, net income was positively affected by the gain resulting from our debt restructuring, including the adjustment to present value of the restructured debt (Ps. 266.8 million) and the recognition of the partial reversal of the valuation allowance of our net deferred tax assets (Ps. 189.2 million).

Comments from the Chief Executive Officer

Alejandro Macfarlane, the Company’s Chief Executive Officer, stated,

“During the first half of 2007 we were able to grow our sales and expand margins, not only from the VAD increase which took effect in February 1, 2007, but also from the increase in the volume of energy and capacity sold.

Regarding our Integral Tariff Revision (RTI), on April 30, 2007, the Secretary of Energy published Resolution No. 434/2007, which indicates the time frame for the application of the new tariff structure resulting from the RTI. The RTI will be implemented on February 1, 2008 in two installments, in February (67% of the increase) and August 2008 (33% of the increase). In the second half of the year, we expect to present our integral tariff proposal to the ENRE. We currently expect that the RTI will result in a revised tariff structure that, at a minimum, will maintain our then current distribution margins adjusted by the increases granted under the Adjustment Agreement (including CMM adjustments).”

First Half 2007 Page 3 of 12

Discussion of Financial Results:

FINANCIAL HIGHLIGHTS
	Six months ended June 30 *	Six months ended June 30 *	% Change vs.2006	Six months ended June 30 * (without the unbilled retroactive VAD adjustment)	% Change vs.2006
	2007	2006		2007
Net sales	1,066.0 (1)	669.8	59.2%	868.0	29.6%
Electric power purchases	(443.3)	(383.2)	15.7%	(443.3)	15.7%
Gross margin	622.7 (1)	286.6	117.3%	424.7	48.2%
Net operating Income (loss)	322.7 (1)	19.9	1,521.6%	124.7	526.6%

* In millions of Argentine pesos
(1)	As of June 30, 2007, energy sales include the retroactive portion of the VAD increase, which amounts to Ps. 218.6 million and is being invoiced and collected in 55 consecutive monthly installments, starting in February 2007. Of this amount, Ps. 20.6 million were invoiced as of June 30, 2007.

Net sales

Net sales increased by Ps. 396.2 million to Ps. 1,066.0 million in the six months ended June 30, 2007 from Ps. 669.8 million in the six months ended June 30, 2006. This variation was due to the application from February 1, 2007of the VAD increase and the further increase resulting from the implementation of the Cost Monitoring Mechanism (CMM) (which together represented a 38.3% overall increase in our distribution margin –VAD-) and the accrual during the first half of 2007 of the retroactive portion of the VAD increase (including CMM) to our non-residential customers from November 1, 2005 up to January 31, 2007. The retroactive portion of the VAD increase (including CMM) resulted in a positive impact of Ps. 218.6 million. As of June 30, 2007, we have already invoiced Ps. 20.6 million while Ps. 198.0 million remains unbilled. Excluding the unbilled amount of the retroactive portion of the VAD increase, net sales would have been Ps. 868.0 million in the first half of 2007, representing a 29.6 % increase compared to the same period of 2006.

Net energy sales represent approximately 98.5% of our net sales; late payment charges, pole leases and connection charges represent the remaining 1.5%.

Energy sales increased Ps. 393.6 million (to Ps. 1,060.9 million in the six months ended June 30, 2007 from Ps. 667.3 million in the six months ended June 30, 2006) as a result of the application of the VAD increase (including CMM) from February 1, 2007 and the retroactive VAD adjustment charged to our non-residential customers as described above as well as higher energy sold. Excluding the unbilled amount of retroactive portion of the VAD increase, energy sales increased Ps. 195.6 million in the first half of 2007 (a 29.3% increase compared to the same period in 2006), due to the application of the VAD increase (including CMM) from February 1, 2007 and the installments corresponding to the retroactive VAD adjustment which were invoiced beginning February 1, 2007 (as of June 30, 2007, Ps.20.6 million of the retroactive adjustment has been invoiced).

First Half 2007 Page 4 of 12

Regarding GWh sold, the period shows a 9.6% increase (8,892.3 GWh in the six-month period ended June 30, 2007 from 8,114.8 GWh in the six-month period ended June 30, 2006). The increase in volume in the first six months of 2007 compared to the same period in 2006 is attributable to a 7.8% increase in the average GWh consumption per customer and a 1.8% increase in the number of customers.

Electric power purchases

The amount of electric power purchases increased 15.7% to Ps. 443.3 million for the six months ended June 30, 2007 from Ps. 383.2 million for the six months ended June 30, 2006, mainly due to the effect of a 13.8% increase in the volume of GWh of electricity purchased (excluding wheeling system demand): 8,475.0 GWh in the six months ended June 30, 2007 compared to 7,449.7 GWh in the same period of 2006). This increase is attributable to:

•	a 9.7% increase in demand; and
•

a 16.9% decrease in the number of our wheeling system customers, from 609 as of June 30, 2006 to 506 customers as of June 30, 2007, as these customers migrated to our T3 industrial customers category, which required us to purchase additional energy to satisfy demand by these new industrial customers.

Energy losses slightly increased to 11.0% in the six months ended June 30, 2007 from 10.9% in the six months ended June 30, 2006.

Gross margin

Our gross margin increased significantly (117.3%) to Ps. 622.7 million in the six months ended June 30, 2007 from Ps. 286.6 million in the six months ended June 30, 2006. This increase is largely due to the application of the VAD increase and the CMM adjustments to our non-residential customers from February 1, 2007 and on the recording in the first six months of 2007 of the retroactive portion of the VAD increase charged to our non-residential customers for the period from November 1, 2005 to January 31, 2007. The retroactive portion of the VAD increase (including CMM), resulted in a positive impact of Ps. 218.6 million, of which Ps. 20.6 million had already been invoiced as of June 30, 2007. Excluding the unbilled amount of retroactive portion of the VAD increase our gross margin would have been Ps. 424.7 million in the first half of 2007, representing an increase of 48.2% over the same period of 2006.

Transmission and distribution expenses

Transmission and distribution expenses increased 17.0% to Ps. 204.1 million in the six months ended June 30, 2007 from Ps. 174.4 million in the six months ended June 30, 2006, mainly due to a Ps. 14.8 million increase in salaries and social security taxes (attributable to an increase in compensation and to a reclassification of our employees) and a Ps. 10.1 million increase in outsourcing, attributable mainly to greater activity by our contractors.

First Half 2007 Page 5 of 12

	Six months ended June 30,
	2007		% on 2007 revenues (excluding unbilled retroactive adjustment)	2006		% on 2006 revenues
	(in millions of pesos)
Salaries and social security taxes	Ps. 57.2	28.0%	6.6%	Ps. 42.4	24.3%	6.3%
Supplies consumption	15.3	7.5%	1.8%	11.0	6.3%	1.6%
Outsourcing	34.7	17.0%	4.0%	24.6	14.1%	3.7%
Depreciation of property, plant & equipment	86.2	42.2%	9.9%	85.9	49.3%	12.8%
Others	10.8	5.3%	1.2%	10.5	6.0%	1.6%
Total	Ps. 204.1	100.0%	23.5%	Ps. 174.4	100.0%	26.0%

Transmission and distribution expenses, as a percentage of net sales, decreased from 26.0% in the first half of 2006 to 23.5% in the same period of 2007 (excluding the unbilled amount of retroactive portion of the VAD increase of Ps. 198 million).

Administrative expenses

Our administrative expenses include, among others, expenses associated with accounting, payroll administration, personnel training, systems operation and maintenance. Administrative expenses increased 17.0% to Ps. 53.7 million in the six months ended June 30, 2007 from Ps. 45.9 million in the six months ended June 30, 2006, primarily as a result of a Ps. 5.0 million increase in advertising expenses (including institutional relations, radio advertising and community service programs), a Ps. 1.9 million increase in salaries and social security taxes primarily attributed to an increase in compensation and a Ps. 1.7 million increase in taxes on financial transactions due to an increase in collections and payments.

	Six months ended June 30,
	2007		% on 2007 revenues (excluding unbilled retroactive adjustment)	2006		% on 2006 revenues
	(in millions of pesos)
Salaries and social security taxes	Ps. 16.7	31.1%	1.9%	Ps. 14.8	32.2%	2.2%
Computer services	5.7	10.6%	0.7%	5.6	12.2%	0.8%
Outsourcing	2.3	4.4%	0.3%	1.9	4.1%	0.3%
Taxes and charges	0.6	1.2%	0.1%	0.5	1.1%	0.1%
Tax on financial transactions	11.5	21.4%	1.3%	9.8	21.3%	1.5%
Advertising expenses	8.3	15.4%	0.9%	3.3	7.1%	0.5%
Others	8.6	16.0%	1.0%	10.1	22.0%	1.5%
Total	Ps. 53.7	100.0%	6.2%	Ps. 45.9	100.0%	6.9%

Administrative expenses as a percentage on net sales decreased from 6.9% in the first half of 2006 to 6.2% in the same period of 2007 (excluding the unbilled amount of the retroactive portion of the VAD increase of Ps. 198 million).

First Half 2007 Page 6 of 12

Selling expenses

Our selling expenses are related to customer services provided at our commercial offices, billing, invoice mailing, collection and collection procedures, as well as allowances for doubtful accounts. Selling expenses decreased 9.0% to Ps. 42.2 million in the six months ended June 30, 2007 from Ps. 46.4 million in the six months ended June 30, 2006 primarily as a result of a Ps. 10.9 million decrease in our allowance for doubtful accounts attributable to a favorable evolution of past due balances of customers, which more than offset a Ps. 2.1 million increase in salaries and social security taxes, a Ps. 1.7 million increase in outsourcing attributable to price increases in our outsourcing services contracts, as well as a Ps. 1.2 million increase in taxes and charges due to the increases in municipal taxes and ENRE contributions.

	Six-month period ended June 30,
	2007		% on 2007 revenues (excluding unbilled retroactive adjustment)	2006		% on 2006 revenues
	(in millions of pesos)
Salaries and social security taxes	Ps. 11.4	27.0%	1.3%	Ps. 9.3	20.2%	1.4%
Allowance for doubtful accounts	0.4	0.9%	0.0%	11.3	24.4%	1.7%
Outsourcing	13.0	30.8%	1.6%	11.3	24.4%	1.7%
Taxes and charges	5.4	12.8%	0.6%	4.2	9.1%	0.6%
Others	12.0	28.5%	1.4%	10.2	22.0%	1.5%
Total	Ps. 42.2	100.0%	4.9%	Ps. 46.4	100.0%	6.9%

Selling expenses as a percentage of revenues, decreased from 6.9% in the first half of 2006 to 4.9% in the same period of 2007 (excluding the unbilled amount of retroactive portion of the VAD increase of Ps. 198 million).

Net operating income (loss)

Our net operating income increased significantly from Ps. 19.9 million in the six months ended June 30, 2006 to Ps. 322.7 million in the same period of 2007 due to the recording in the first half of 2007 of the retroactive portion of the VAD increase (including CMM), the application of the VAD increase (including CMM) from February 1, 2007, and an increase in energy and power capacity sold. These increases were partially offset by a Ps. 29.7 million rise in transmission and distribution expenses and a Ps. 7.8 increase in administrative expenses. Net operating income excluding the unbilled retroactive VAD increase would have been Ps.124.7 million.

Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and of the Payment Plan Agreement with the Province of Buenos Aires.

The retroactive portion of the tariff increase, which amounts in aggregate to Ps. 218.6 million, is being invoiced and collected in 55 consecutive monthly installments, starting in February 2007. In addition, the amounts due under the Payment Plan Agreement signed with the Province of Buenos Aires for a total of Ps. 38.4 million, are being invoiced and collected in 18 installments, starting in January 2007. In accordance with Argentine GAAP, we account for these long term financing plans at their net present value, which we calculated at a discount rate of 10%, recording the resulting non cash charge as an adjustment to present value of these two receivables. We recorded a total non-cash charge of Ps. 36.7 million in the six months ended June 30, 2007 as adjustment to present value of these two receivables.

First Half 2007 Page 7 of 12

As of June 30, 2007, the Government of the Province of Buenos Aires has paid Ps. 19.9 million of the amount due under the Payment Plan Agreement and Ps. 20.6 million of the retroactive tariff adjustment has been invoiced to our non-residential customers.

Adjustment to present value of restructured notes

We recorded a gain of Ps. 91.9 million in the six months ended June 30, 2006 related to the non cash adjustment to present value of payments due on our debt instruments issued in our debt restructuring. In the six months ended June 30, 2007, we recorded a non-cash charge of Ps. 27.8 million as a result of the reversal of the gain recorded during 2006.

Other income (expenses), net

Other income (expenses), net, includes mainly voluntary retirements, severance payments, net revenues or expenses from technical transportation services between electricity distribution companies and accrual for lawsuits. We recorded other expenses, net, of Ps. 9.1 million in the six months ended June 30, 2007, mainly comprised by accrued litigation (Ps. 6.0 million), voluntary retirements (Ps. 2.7 million) and severance payments (Ps. 2.3 million), compared to other expenses, net, of Ps. 8.8 million in the six months ended June 30, 2006 (mainly generated by voluntary retirements of Ps. 9.9 million and accrued litigation of Ps. 6.0 million), which were partially offset by Supplies recovered from third parties which amounted to Ps. 5.8 million.

Income tax

We recorded a non-cash tax charge of Ps. 89.9 million in the first six months of 2007, compared to a benefit of Ps. 189.2 million in the same period of 2006. The benefit in the first six months of 2006 was due to the partial reversal of the valuation allowance of our net deferred tax assets mainly due to the fact that management estimated on June 30, 2006, that our tax loss carry-forward would be partially offset against future taxable income as a result of the then anticipated increase in our VAD, as well as the effect of the gain from the restructuring of our financial debt, which was recorded in the same period.

The non-cash tax charge of Ps. 89.9 million recorded in the first six months of 2007 was generated by a significant increase in our taxable income in this period, which was partially offset by the deduction of the taxable fines and penalties recognized in 2007. This tax charge allowed us to partially offset our tax loss carry-forwards generated in 2002.

Net income (loss)

We recorded net income of Ps. 114.8 million in the six months ended June 30, 2007, compared to net income of Ps. 404.2 million in the six months ended June 30, 2006. The first six months of 2007 were affected by the application of the VAD increase (including CMM) from February 1, 2007 and the recording of the retroactive portion of the increase in VAD charged to our non-residential customers for the period from November 1, 2005 to January 31, 2007, while the first six months of 2006 were strongly affected by the gains recorded in connection with the restructuring of our outstanding financial debt (Ps. 174.9 million), the adjustment to present value of the notes issued in the restructuring (Ps. 91.9 million) and the recognition to income of the partial reversal of the valuation allowance of our net deferred tax assets (Ps. 189.2 million).

First Half 2007 Page 8 of 12

Operating Highlights

The following table shows our energy sales by category of customer (in GWh ) and our clients:

Capital Expenditures

During the first half of 2007, our capital expenditures amounted to Ps. 97.1 million, invested mainly in the following activities:

•	Ps. 68.5 million in new connections due to increases in our customer base and grid enhancements;
•	Ps. 16.9 million in network maintenance and improvements;
•	Ps. 11.7 million in systems, communications and legal requirements.

Recent Events

Memorandum of Understanding with Pampa Holding S.A – On June 22, 2007, our indirect controlling shareholders signed a memorandum of understanding (MOU) with Pampa Holding S.A., pursuant to which they have agreed to transfer all of the stock of Dolphin Energía and IEASA S.A., which collectively own 100% of Electricidad Argentina S.A., our controlling shareholder, to Pampa Holding S.A. in exchange for common stock of Pampa Holding S.A. Accordingly, if this transaction is consummated, Pampa Holding S.A. will own 100% of the capital stock of each of Dolphin Energía and IEASA, which in turn collectively own all of the capital stock of EASA, our controlling shareholder. We cannot guarantee that this transaction, which is subject to a number of conditions, will be consummated. We do not believe that the contribution of the capital stock of Dolphin Energía and IEASA to Pampa Holding S.A., if consummated, will have an effect on our operations or business and on our minority shareholders.

Debt market repurchases – After our Initial Public Offering and after complying with the terms of our restructured debt, in May 2007 in three different market purchases the Company repurchased outstanding Discount Bonds for a total face value of US$ 36,000,000, reducing the outstanding principal amount of our debt to US$ 340,429,672 as of May 31, 2007.

First Half 2007 Page 9 of 12

About Edenor

Empresa Distribuidora y Comercializadora Norte S.A. (Edenor) is the largest electricity distribution company in Argentina in terms of the number of customers and of electricity sold (both in GWh and pesos).  Through a concession, Edenor distributes electricity exclusively to the northwestern zone of the greater Buenos Aires metropolitan area and the northern part of the city of Buenos Aires, which has a population of approximately 7 million people and an area of 4,637 sq. km. In 2006, Edenor sold 16,632 GWh of energy and purchased 18,700 GWh of energy, with net sales of approximately Ps. 1.4 billion and net income of Ps. 293.1 million.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including those identified in the documents filed by the Company with the U.S. Securities and Exchange Commission. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Conference Call Information

There will be a conference call to discuss Edenor’s quarterly results on Friday, August 10, 2007, at 11:00 a.m. Buenos Aires time / 10:00 a.m. New York time. For those interested in participating, please dial (888) 802-8577 in the United States or, if outside the United States, (973) 935-8754. Participants should use conference ID# 9086706, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at www.edenor.com in the Investor Relations section.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through August 17, 2007. Please dial (877) 519-4471 or (973) 341-3080, and follow the instructions. The Conference ID# for the replay is 9086706.

For more information, please access www.edenor.com

First Half 2007 Page 10 of 12

Income Statement

(for the six-month period ended June 30, 2007)

in thousand of U.S. dollars and Argentine pesos

	For the six-month period ended June 30,
	2007		2006

Net sales	USD 344,653	Ps. 1,066,013	Ps.669,829
Electric power purchases	(143,312)	(443,264)	(383,200)
Gross margin	201,341	622,749	286,629
Transmission and distribution expenses	(65,999)	(204,136)	(174,448)
Administrative expenses	(17,349)	(53,661)	(45,921)
Selling expenses	(13,659)	(42,246)	(46,377)
Net operating (loss) income	104,334	322,706	19,883
Financial income (expenses) and holding gains (losses):
Generated by assets:
Exchange difference	(199)	(616)	2,980
Interest	1,495	4,625	7,421
Exposure to inflation and holding results	9	28	(9)
Generated by liabilities:
Financial expenses	(1,695)	(5,242)	(15,554)
Exchange difference	(3,737)	(11,559)	(22,979)
Interest expenses	(8,855)	(27,387)	(34,769)
Gain on extinguishment of former debt	0	0	174,917
Adjustment to present value of the new notes	(9,001)	(27,839)	91,890
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and of the Payment Plan Agreement with the Province of Bs.As.	(11,861)	(36,687)	0
Result of financial debt repurchase	(471)	(1,456)	0
Result of the adjustment to present value of the financial debt repurchase	(874)	(2,703)	0
Other expenses, net	(2,946)	(9,112)	(8,768)
Income (loss) before taxes	66,200	204,758	215,012
Income tax	(29,079)	(89,941)	189,165
Net (loss) income	37,122	114,817	404,177

*Financial tables have been converted into U.S. dollars at a rate of Ps. 3.093 per dollar, the buying rate as of June 30, 2007, solely for the convenience of the reader.

First Half 2007 Page 11 of 12

(for the six-month period ended June 30, 2007)

in thousand of U.S. dollars and Argentine pesos

	For the six-month period ended June 30,
	2007		2006

Net income for the year/period	USD 37,122	Ps. 114,817	Ps. 404,177
Adjustment to reconcile net (loss) income to net cash flows provided by (used in) operating activities:
Depreciation of property, plant and equipment	28,942	89,519	90,064
Retirement of property, plant and equipment	50	154	0
Gain on extinguishment of former debt	0	0	(174,917)
Adjustment to present value of the new notes	9,001	27,839	(91,890)
Income from investments in companies	(17)	(54)	(11)
Adjustment to present value of the financial debt repurchase	874	2,703	0
Exchange differences, interest and penalties on loans	8,261	25,551	43,836
Supplies recovered from third parties	0	0	(5,782)
Income tax	29,079	89,941	(189,165)
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and of the Payment Plan Agreement with the Province of Bs.As	11,861	36,687	0
Changes in operating assets and liabilities:
Net decrease (increase) in trade receivables	(76,963)	(238,048)	(23,185)
Net decrease (increase) in other receivables	3,518	10,881	(7,995)
Decrease (Increase) in supplies	(710)	(2,197)	(4,568)
Decrease (increase) in trade accounts payable	(7,115)	(22,006)	24,545
Income tax payable
Increase (decrease) in salaries and social security taxes	(1,958)	(6,057)	2,929
(Decrease) increase in taxes	8,132	25,152	(4,629)
(Decrease) increase in other liabilities	(1,563)	(4.833)	26,551
Net increase in accrued litigation	1,753	5,421	2,989
Financial interest paid	(5,590)	(17,289)	(14,998)
Financial interest collected	507	1,568	1,482
Net cash flow provided by (used in) operating activities	45,182	139,749	79,433
Investing activities:
Addition to property, plants and equipment	(31,383)	(97,067)	(69,405)
Net cash flow (used in) investing activities	(31,383)	(97,067)	(69,405)
Financing activities:
Decrease in loans	(35,860)	(110,916)	(310,794)
Capital Increase	58,769	181,773	0
Cash dividends	0	0	0
Net cash flows provided by (used in) financing activities	22,909	70,857	(310,794)
Cash variations:
Cash at beginning of period	10,564	32,673	308,139
Cash at end of period	47,272	146,212	7,373
Increase (decrease) in cash	36,708	113,539	(300,766)

First Half 2007 Page 12 of 12

Balance Sheet

(for the six-month period ended June 30, 2007 and the year ended December 31,2006)

in thousand of U.S. dollars and Argentine pesos

	For the year ended June 30,2007 and December 31,2006
	2007	2006

Current Assets:
Cash and banks	USD 1,419	Ps. 4,390	Ps. 481
Investments	45,853	141,822	32,192
Trade receivables	114,173	353,138	270,938
Other receivables	5,982	18,503	30,221
Supplies	3,134	9,695	13,635
Total current assets	170,562	527,548	347,467
Non-current Assets:
Trade receivables	38,019	117,593	0
Other receivables	54,113	167,371	256,475
Investments	140	432	378
Supplies	3,575	11,058	4,921
Property, plant and equipment	948,211	2,932,816	2,925,422
Intangible assets	-	-	-
Total non-current assets	1,044,058	3,229,270	3,187,196
Total assets	1,214,619	3,756,818	3,534,663
Current Liabilities:
Trade account payable	78,724	243,494	267,640
Loans	5,216	16,134	2,029
Salaries and social security taxes	14,118	43,666	51,446
Taxes	28,239	87,344	62,192
Other liabilities	3,607	11,157	26,380
Accrued Litigation	9,753	30,165	25,914
Total current liabilities	139,657	431,960	435,601

Non-Current Liabilitmies:
Trade account payable	10,795	33,390	31,250
Loans	326,309	1,009,273	1,095,490
Salaries and social security taxes	7,116	22,010	20,287
Other liabilities	81,303	251,469	241,079
Accrued Litigation	13,507	41,776	40,606
Total non-current liabilities	439,029	1,357,918	1,428,712

Total liabilities	578,687	1,789,878	1,864,313
Shareholders’ equity	635,933	1,966,940	1,670,350
Total liabilities and shareholders’ equity	1,214,619	3,756,818	3,534,663

*Financial tables have been converted into U.S. dollars at a rate of Ps. 3.093 per dollar, the buying rate as of June 30, 2007, solely for the convenience of the reader.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: August 10, 2007